  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

TASTY BAKING COMPANY
(Name of Subject Company)

TASTY BAKING COMPANY
(Name of Person Filing Statement)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

876553306
(CUSIP Number of Class of Securities)

Larry Weilheimer
Senior Vice President and General Counsel
Navy Yard Corporate Center
Three Crescent Drive, Suite 200
Philadelphia, Pennsylvania  19112
(215) 221-8500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Eric D. Schoenborn
Stradley Ronon Stevens & Young, LLP
Woodland Falls Corporate Park
200 Lake Drive East, Suite 100
Cherry, Hill, NJ 08002
(856) 321-2413

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 11, 2011, Tasty Baking Company (“Company”) and Flowers Foods, Inc. issued a joint press release and the Company disseminated a letter to its employees, its independent sales distributors and a question and answer sheet to the media.  The Company hereby incorporates by reference into this Schedule 14D-9 the following exhibits to the Company’s Current Report on Form 8-K filed on April 11, 2011:

Exhibit 99.1                      Press Release dated April 11, 2011

Exhibit 99.2                      Letter sent to employees of the Company on April 11, 2011

Exhibit 99.3                      Letter sent to independent sales distributors on April 11, 2011

Exhibit 99.4                      Question and answer sheet distributed on April 11, 2011